                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934


Survival Technology, Inc.
- --------------------------------------------------------------------------------
                               (Name of Issuer)
Common Stock, $0.10 par value
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                               869028100
                ------------------------------------------
James H. Miller              (CUSIP Number)      Copies to: Stanley Keller, Esq.
President                                                   Palmer & Dodge
Brunswick Biomedical Corporation                            One Beacon Street
6 Thacher Lane, Wareham, MA 02571 (508) 460-9690            Boston, MA 02108
                                                            (617) 573-0100
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                April 15, 1996
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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- -----------------------                                  ----------------------
  CUSIP NO. 869028100              SCHEDULE 13D            PAGE 2 OF _ PAGES
            ---------                                           -
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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BRUNSWICK BIOMEDICAL CORPORATION, A MASSACHUSETTS CORPORATION, 04-3091513

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [_]
                                                                (b) [X]
 2

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      SEC USE ONLY
 3


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      SOURCE OF FUNDS*
 4
      BK, AF, WC, OO

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                            [_]
 5
      NOT APPLICABLE

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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      MASSACHUSETTS

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                          SOLE VOTING POWER
                     7       1,888,126
     NUMBER OF

      SHARES       ------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                           0
     OWNED BY
                   ------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9       1,888,126
    REPORTING

      PERSON       ------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                           0

- -------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    1,888,126


- -------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]
        NOT APPLICABLE

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      61.1%

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      TYPE OF REPORTING PERSON*
14
        CO

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                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

ITEM 1.   SECURITY AND ISSUER.

     This statement relates to the Common Stock, $0.10 par value (the "Common Stock"), of Survival Technology, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2275 Research Boulevard, Rockville, Maryland 20850.

ITEM 2.   IDENTITY AND BACKGROUND.

     This statement is being filed by Brunswick Biomedical Corporation ("Brunswick"), a Massachusetts corporation. Brunswick's principal business address and principal office are located at 6 Thacher Lane, Wareham, Massachusetts 02571. Brunswick's business is the development, manufacture and sale of medical devices. James H. Miller, the President and Chief Executive Officer of Brunswick, is also the President and Chief Executive Officer of the Issuer, which also engages in the medical devices business. See Item 1 above.

     During the last five years, neither Brunswick nor any of Brunswick's other directors or executive officers has been (i) convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Set forth as Exhibit 1 to this Schedule 13D and incorporated herein by reference is the following information with respect to each director and executive officer of Brunswick: (i) name, (ii) business address, (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and (iv) citizenship.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     As further described in Item 4, on April 15, 1996, Brunswick purchased 1,888,126 shares of the Issuer's Common Stock (the "Shares") from Robert Herzstein, Personal Representative of the Estate of Dr. Stanley J. Sarnoff (the "Seller"), at a purchase price of $11.00 per share or an aggregate purchase price of $20,769,386. The purchase price was paid in the form of (i) $16,069,386 in cash from Brunswick's working capital and (ii) the delivery of a Subordinated Promissory Note of Brunswick in the principal amount of $4,700,000 (as more fully described below), together with warrants to purchase 50,000 shares of common stock of Brunswick, exercisable at a price of $27.55 per share, subject to adjustment. Copies of the Stock Purchase Agreement with the Seller, and of the Warrant, are included in Exhibit 4 attached hereto.

     The cash portion of the purchase price was derived from (i) a portion of the proceeds of a senior bridge loan in the amount of $11,000,000 from Internationale Nederlanden (U.S.) Capital Corporation (the "Senior Lender");
(ii) the proceeds of a subordinated loan in the amount of $1,000,000 from EM Industries, Inc., an investor in Brunswick and a customer and licensee of the Issuer, and (iii) the balance from the $5,749,960 of proceeds received upon the sale of 208,710 shares of Brunswick's Series F 10% Convertible Preferred Stock at a price of $27.55 per share.

     The $11,000,000 bridge loan, the terms of which are governed by a credit agreement between Brunswick and the Senior Lender, as agent for itself and for lenders who may subsequently become parties to the credit agreement (the "Credit Agreement"), provides for interest at a variable rate. The bridge loan matures on October 15, 1996, unless extended until January 15, 1997. Of the loan proceeds, $1,000,000 is held in a collateral account. Upon the consummation of the merger described in Item 4 and satisfaction of certain conditions, the Senior Lender or Lenders have agreed to convert the bridge loan into a $10,000,000 term loan and to make available a $5,000,000 revolving credit loan, each of which shall be obligations of the merged entity, shall bear interest at a variable rate and shall mature on the fifth anniversary of the merger consummation date. Quarterly principal payments of the term loan will be required in scheduled amounts ranging from $500,000 to $750,000. In addition, mandatory prepayments of 75% of excess cash flow will be required on an annual basis. The bridge loan is secured by substantially all the assets of Brunswick, including a pledge of the Shares pursuant to a stock pledge agreement (the "Senior Stock Pledge Agreement"). The term loan and revolving credit loans will be secured by substantially all of the assets of the merged entity. Copies of the Credit Agreement, the Bridge Note and the Senior Stock Pledge Agreement are included in Exhibit 3 hereto.

     In connection with the bridge loan, Brunswick has issued two series of warrants to the Senior Lender to purchase shares of its Class A Common Stock, one of which is exercisable for 33,370 shares at an initial price of $.01 per share and the other of which is exercisable for 36,298 shares at an initial price of $27.55 per share, both subject to adjustment (the "Warrants"). The Class A Common Stock is a non-voting class of common stock, which otherwise entitles its holders to the same rights and privileges as the holders of Brunswick's Common Stock and which, subject to certain restrictions, is convertible into shares of Brunswick Common Stock on a one for one basis. Under the terms of the Warrants, upon consummation of the merger of Brunswick with or into the Issuer, the warrants will be exchanged for warrants exercisable for a class of non-voting common stock of the Issuer, which will otherwise entitle its holders to the same rights and privileges as the holders of the Issuer's Common Stock, and which, subject to certain restrictions, will be convertible into shares of the Issuer's Common Stock on a one for one basis. The holders of the Warrants are entitled to certain registration rights for the shares issued upon conversion of the

Warrants, as set forth in a Registration Rights Agreement between Brunswick and the Senior Lender. Copies of the Warrants and related Warrant Purchase Agreement, and of the Registration Rights Agreement are included in Exhibit 3 hereto.

     The $1,000,000 subordinated loan from EM Industries, Inc. matures on the earlier of December 31, 2001 or the fifth anniversary of any merger of Brunswick as a result of which Brunswick shareholders receive capital stock or securities convertible into capital stock registered under the Securities Exchange Act of 1934. The loan is unsecured, and interest accrues on such loan at the rate of 12% per annum through the second anniversary of the closing date and 13% per annum thereafter. Through April 30, 1998, accrued interest is to be added to principal and accrues interest. Thereafter, accrued interest is payable monthly in arrears. Principal on the loan is payable in seven consecutive quarterly installments of $125,000 beginning on April 30, 1999 and one final payment of the balance on the maturity date. This loan is subordinated to the loan payable to the Senior Lender and the Subordinated Promissory Note payable to the Seller. Copies of the Note Purchase Agreement and Subordinated Promissory Note payable to EM Industries, Inc. are included in Exhibit 5 hereto.

     The Subordinated Promissory Note payable to the Seller in the amount of $4,700,000 matures on the same day and bears interest at the same rate as the note payable to EM Industries, Inc. Through April 30, 1998, accrued interest is to be added to principal and accrues interest. Thereafter, accrued interest is payable quarterly in arrears. All principal is payable in one payment on the maturity date. This loan is subordinated to the loan payable to the Senior Lender and is secured by a pledge of the Shares pursuant to a stock pledge agreement, junior in priority to the Senior Stock Pledge Agreement in favor of the Senior Lender (the "Subordinated Stock Pledge Agreement"). Copies of the Subordinated Promissory Note payable to the Seller and of the Subordinated Stock Pledge Agreement are included in Exhibit 4 hereto.

ITEM 4.   PURPOSE OF TRANSACTION.

     The Shares represent approximately 61.1% of the Issurer's outstanding shares of Common Stock, and were purchased by Brunswick for the purpose of acquiring control of the Issuer in order to effect a consolidation of the operations of Brunswick and the Issuer. In this connection, Brunswick is planning to relocate its operations to the Issuer's principal offices in Rockville, Maryland in space subleased from the Issuer. Brunswick intends to propose a merger of Brunswick with or into the Issuer pursuant to which the stockholders of Brunswick will receive shares of Common Stock of the Issuer in exchange for their Brunswick shares based on an exchange ratio to be determined on the basis of the relative values of the shares of Brunswick and the Issuer.

     In connection with the foregoing and in order to obtain the approval of the Issuer's Board of Directors of Brunswick's acquisition of the Shares from the Seller so that the provisions of Section 203 of the Delaware General Corporation Law relating to business combinations will not apply to Brunswick (which approval was obtained on March 15, 1996), Brunswick made certain undertakings (the "Undertaking") to the Issuer's Board, including the following:

          (i) Until the earlier of the merger or the expiration of three years, Brunswick will use its best efforts to cause the Issuer to have at least two qualified independent directors (a director shall not be considered independent if he or she (i) is or any time within ten years prior to the date of determination was a director, officer or employee of, or a consultant, attorney or advisor to, the Issuer (other than persons who served as independent directors of the Issuer prior to the acquisition) or Brunswick or (ii) has a direct or indirect material ownership interest in, or is an officer, director or employee of an organization with a direct or indirect material ownership interest in, Brunswick);

          (ii) During that period, Brunswick and its stockholders will not enter into agreement, arrangement or transaction with the Issuer (other than proportionately as a stockholder) unless it is approved by a Special Committee of the Issuer's Board of Directors consisting solely of at least two independent directors;

          (iii) For a period of three years, Brunswick and its affiliates will not acquire shares of Common Stock of the Issuer at a price less than the $11.00 price per share paid to the Seller except to the extent otherwise approved by a Special Committee; and

          (iv) For a period of three years, Brunswick will not engage in certain business combination transactions with the Issuer, including a merger, unless the transaction is approved by a Special Committee based on an investment banker fairness opinion.

     Brunswick has asked Messrs. James H. Miller and Bruce M. Dresner, who are current directors of the Issuer, to continue as directors. The remaining directors, who will replace the other three directors of the Issurer, each of whom has resigned, are Messrs. Robert G. Foster, Andrew Grinstead and David L. Lougee. Messrs. Dresner and Grinstead would be independent directors of the Issuer for purposes of the foregoing Undertaking. A copy of the Undertaking is included in Exhibit 2 hereto.

     Except as stated above, Brunswick has no plans (i) to change the management of the Issuer, (ii) to sell or transfer any material amount of assets of the Issuer or any of its subsidiaries, although it reserves the right to do so in connection with an ongoing evaluation of the properties and operations of the post-merger consolidated operations, (iii) to make any material change in the present capitalization or dividend policy of the Issuer, (iv) to make any other material change in the Issuer's business or corporate structure, (v) to change the Issuer's charter or bylaws or to take other actions which may impede the acquisition of control of the Issuer by any person, (vi) to cause the Issuer's Common Stock to cease to be authorized to be listed on the Nasdaq National Market System or to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (vii) to take any action similar to any of the foregoing.

ITEM 5    INTEREST IN SECURITIES OF THE ISSUER

     (a) As a result of the transaction described in Items 3 and 4, Brunswick beneficially owns 1,888,126 shares of the Issuer's Common Stock, representing approximately 61.1% of the outstanding shares of Common Stock of the Issuer, based on the number of shares outstanding (3,088,163) as of April 15, 1996. Mr. Miller owns, or has the right to acquire within 60 days, 76,035 shares of the Issuer's Common Stock, representing approximately 2.5% of the outstanding shares of Common Stock of the Issuer, and consisting of 16,035 shares issued to him as compensation and options to acquire 75,000 more shares, or which 60,000 are currently exercisable.

     (b) Brunswick has the sole power to vote the shares of Common Stock of the Issuer owned by it and, subject to the terms of the stock pledge agreements to the Senior Lender and the Seller, to dispose of such shares. No officers or directors of Brunswick own any shares of Common Stock of the Issuer, except Mr. Miller, who has the sole power to vote the shares of Common Stock of the Issuer beneficially owned by him and to dispose of such shares.

     (c) Brunswick has not acquired or disposed of any shares of Common Stock of the Issuer during the past 60 days, except for the purchase of the Shares from the Seller described in Item 3 above. No officers or directors of Brunswick have acquired or disposed of any shares of Common Stock of the Issuer during the past 60 days.

     (d) The Shares purchased from the Seller have been pledged to secure the senior loan obtained to finance the purchase price and to secure the Subordinated Promissory Note delivered to the Seller. Upon the occurrence of an "event of default" under such indebtedness, the Senior Lender or the Seller may have the power to direct the receipt of dividends upon, or the proceeds from the sale of, the Shares pursuant to the terms of their respective stock pledge agreements.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Brunswick has registration rights with respect to the Shares to a Registration Rights Agreement dated September 14, 1990 between the Issuer and the Seller, which has been assigned to Brunswick in connection with its purchase of the Shares, and which has been collaterally assigned by Brunswick to the Senior Lender in connection with the bridge loan. Brunswick's loan arrangements to finance the purchase of the Shares are described in Item 3 above. The Shares are pledged as security for the senior loan to the Senior Lender and as security for the Subordinated Promissory Note to the Seller of the Shares. Certain fees are payable to Vector Securities International, Inc. for services to Brunswick as financial advisor in connection with the acquisition of the Shares.

     In connection with an investment in Brunswick to finance the purchase of the Shares from the Seller, Brunswick has agreed with EM Industries, Inc., a customer and licensee of the Issuer, to use its best efforts to cause the Issuer to extend the license to EM Industries,

Inc. relating to the EpiPen product through the year 2010 so long as annual minimums are met and to grant the licensee certain purchase rights if the Issuer determines to terminate production of the product or to sell its rights. The licensee, in turn, has agreed to enter into such extension pending approval by the Issuer.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1:     Directors and Executive Officers of Brunswick.

     Exhibit 2:     Brunswick's Undertakings to the Issuer's Board of Directors

     Exhibit 3:     Senior Loan Documentation:

                    (a)  Credit Agreement

                    (b)  Bridge Note

                    (c)  Senior Stock Pledge Agreement

                    (d) Warrant Purchase Agreement, together with form of Series A Warrant and Series B Warrant

                    (e)  Registration Rights Agreement

     Exhibit 4:     Seller Stock Purchase Documentation:

                    (a)  Stock Purchase Agreement

                    (b)  Warrant

                    (c)  Subordinated Promissory Note

                    (d)  Subordinated Stock Pledge Agreement

     Exhibit 5:     EM Industries, Inc. Subordinated Loan Documentation:

                    (a)  Note Purchase Agreement

                    (b)  Subordinated Promissory Note

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 25, 1996                      BRUNSWICK BIOMEDICAL CORPORATION
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                                   By: /s/James H. Miller
                                      ----------------------
                                     Name:   James H. Miller
                                     Title:  President

                                 EXHIBIT INDEX


                                                                            Page
                                                                            ----
Exhibit 1:     Directors and Executive Officers of Brunswick.

Exhibit 2: Brunswick's Undertakings to the Issuer's Board of Directors

Exhibit 3:     Senior Loan Documentation:

               (a)  Credit Agreement

               (b)  Bridge Note

               (c)  Senior Stock Pledge Agreement

               (d) Warrant Purchase Agreement, together with form of Series A Warrant and Series B Warrant

               (e)  Registration Rights Agreement

Exhibit 4:     Seller Stock Purchase Documentation:

               (a)  Stock Purchase Agreement

               (b)  Warrant

               (c)  Subordinated Promissory Note

               (d)  Subordinated Stock Pledge Agreement

Exhibit 5:     EM Industries, Inc. Subordinated Loan Documentation:

               (a)  Note Purchase Agreement

               (b)  Subordinated Promissory Note